SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

PERPETUAL TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

None
(CUSIP Number)

Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Proudlead Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,765,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,765,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,765,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No.	13D	Page of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Law Wawai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,765,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,765,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,765,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”),  of Perpetual Technologies, Inc. a Delaware corporation (the “Company”).   The principal executive offices of the Company are located at Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

Item 2.   Identity and Background.

(a) This statement is being jointly filed by Proudlead Limited, a British Virgin Islands company and Mr. Law Wawai, the Company’s president of sales controls (the “Reporting Persons”). Mr Law Wawai is a director and controlling shareholder of Proudlead Limited.

(b) (f) Proudlead’s address is PO Box 957 Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands. Mr Law’s Business Address is c/o Perpetual Technologies, Inc. Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

(c) Proudlead is a holding company incorporated under the laws of the British Virgin Islands. Mr Law is a citizen of the People’s Republic of China.

(d)  During the last five years, neither of the Reporting Persons nor any person set forth on Schedule A   has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons nor any person set forth on Schedule A  was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f) See (c) above.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Proudlead as of the date hereof.

Item 3.   Source and Amount of Funds or Other Consideration.

On February 12, 2010, the Company entered a share exchange agreement with the owners of all of the outstanding shares of Hong Hui Holdings Limited, a British Virgin Islands company.   Under the terms of the share exchange agreement on February 12, 2010 the Company issued to the Hong Hui stockholders a total of 72,551,020 shares of the Company’s common stock in exchange for all of the outstanding shares of Hong Hui.  As a result of the share exchange, or reverse merger, Hong Hui became a wholly-owned subsidiary of the Company, and the Hong Hui stockholders became the holders of 72,551,020 shares of the Company’s common stock.  Proudlead was a shareholder of Hong Hui and received 21,765,305 shares of the Company’s common stock in connection with the reverse merger.  When the Company acquired direct control of Hong Hui in the reverse merger, the Company acquired indirect control of Foshan SLP Special Materials Co., Ltd, a PRC company, as Foshan is a wholly-owned subsidiary of Technic International Inc., a Hong Kong company which is a wholly-owned subsidiary of Hong Hui.

Item 4.   Purpose of Transaction.

As described in Item 3 above the Reporting Person acquired the shares in connection with the reverse merger.  Immediately prior to the share exchange, 12,640,000 shares of common stock held by a number of the Company’s former shareholders were surrendered for cancellation in exchange for $40,000 in cash paid by one of the Company’s former directors.  At that time the Company’s former directors, Seth Winterton and Joseph Nemelka resigned and appointed Jie Li and Chris Bickel as the Company’s directors.  The new board appointed Li Jun as a director, Jie Li as chief executive officer, Ting (Maggie) Wang as chief financial officer, Law Wawai as president of sales and a director, Shijun Zeng, chief technology officer and Yang Wei as secretary.

On February 12, 2010, the Company’s new board of directors approved (i) a one-for-five reverse split of the Company’ issued and outstanding common stock and (ii) the change of the Company’s name from Perpetual Technologies, Inc. to China Filtration Technology, Inc.  Stockholders holding shares representing a majority of the votes entitled to be cast at a shareholders’ meeting consented in writing to these actions.  On February 18, 2010, the Company filed an information statement on Schedule 14C relating to the reverse split and the proposed name change. The reverse split will be effective on filing a certificate of amendment to the certificate of incorporation with the Secretary of State for the State of Delaware which the Company plans to do no earlier than 20 days after the mailing of the definitive information statement to the Company’s stockholders.

Except as set forth herein, neither of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons reserve the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.   Interest in Securities of the Company.

(a) – (b)  As of the date hereof, Proudlead and Mr. Law may be deemed to beneficially own 21,765,305 shares of the Company’s common stock.   Each of the Reporting Persons has voting and dispositive power with respect to these shares, however, these shares have been pledged as described below.

To the knowledge of each of the Reporting Persons, no other shares of common stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

(c)   To the knowledge of each of the Reporting Persons, except as set forth herein no transactions in the common stock were effected during the last sixty days by any person named pursuant to Item 2 above.

(d)   To the knowledge of each of the Reporting Persons, no person other than each stockholder has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the Company’s common stock.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

On February 12, 2010, immediately following the closing of the reverse merger, the Company entered into a note purchase agreement with certain accredited investors for the sale of convertible notes in the aggregate principal amount of $4,140,000 and warrants (which warrants become exercisable on certain events).  The Company’s obligations under the notes are guaranteed by Proudlead Limited and Bestyield Group Limited, a BVI company controlled by Mr. Li, the Company’s chief executive officer and a director (together, the “management shareholders”) under a limited recourse guaranty which is secured by a pledge by the management shareholders of the 43,530,610 shares of the Company’s common stock received by the management shareholders in the reverse merger.

The stock pledge agreement is attached as Exhibit 2. The limited recourse guaranty is attached  as Exhibit 3.

In connection with the note purchase agreement Proudlead Limited and Bestyield entered into a voting  agreement with the Company pursuant to which each of them agreed, among other things,  that at any meeting of the stockholders of the Company for the election of directors and in any action by written consent of the Company's stockholders, each of them shall vote their shares:  (a) to elect the designee of the noteholders as a director of the Company, and (b) against any proposal or any other corporate action or agreement that would result in the removal of the noteholder designee prior to the time the notes are no longer outstanding.

The voting agreement is attached as Exhibit 4.

Item 7. Material to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

1.	Share Exchange Agreement, dated as of February 12, 2010 between the Company, Hong Hui Holding Limited and the former stockholders of Hong Hui.*

2.
Stock Pledge Agreement, dated as of February 12, 2010, by and among Bestyield Group Limited, Proudlead Limited for the benefit of the persons set forth on Schedule 2 attached thereto and the collateral agent .*

3.	Non Recourse Guaranty Agreement dated as of February 12, 2010, by and among Bestyield Group Limited and Proudlead Limited for the benefit of the persons set forth on Schedule B attached thereto.*

4.	Voting Agreement dated as of February 12, 2010 by and among the Company, the note investors, Bestyield Group Limited and Proudlead Limited.*

5.	Joint Filing Agreement dated as of February 24, 2010 between Mr. Law Wawai and Proudlead Limited.

* Incorporated by reference to the exhibits to the Company’s Current Report of Form 8-K, filed with the SEC on February 12, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: February 24, 2010	/s/ Law Wawai
Law Wawai

Proudlead Limited

By:	/s/ Law Wawai
Name: Law Wawai

Schedule A

Directors, Executive Officers and Controlling Persons of the Reporting Person.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer or controlling person of the Reporting Person.  Except as indicated below, the business address of each person is c/o Perpetual Technologies, Inc., Shishan Industrial Park, Nanhai District, Foshan City, Guangdong Province, PRC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Law Wawai is the sole director of the Reporting Person.  Mr. Law is the Company’s president of sales.

CONTROLLING PERSON
Law Wawai